RMR REAL ESTATE FUND

AMENDMENT NO. 4 TO SECOND AMENDED AND RESTATED
AGREEMENT AND DECLARATION OF TRUST

AMENDMENT NO. 4, dated as of August 8, 2008 to the Second Amended and Restated Agreement and Declaration of Trust of the RMR Real
Estate Fund dated as of December 5, 2003 (as heretofore amended, the Agreement and Declaration of Trust).
Article XI, Section 2 of the Agreement and Declaration of Trust is replaced in its entirety with the following text:
Section 2.	Amendments by Shareholders and Trustees
(a)	Except as otherwise provided in Section 1 and in paragraph (b)
of this Section 2, the affirmative vote of a majority of Trustees then in office and at least 75% of the Shares outstanding and entitled to vote (by class or series or in combination as may be established in the Bylaws or by the Trustees) shall be required to amend, alter, change or repeal any provision of this Declaration.
(b)	Notwithstanding anything to the contrary in paragraph (a) of this Section 2, if an amendment to this Declaration is approved by 75% of the Trustees then in office, no Shareholder approval will be required for that amendment to be effective, except to the extent Shareholder approval is required by applicable law; and, if applicable law requires Shareholder approval, the vote required shall be the lesser of a majority of Shares voted or the least amount legally required.
IN WITNESS WHEREOF, RMR Real Estate Fund has caused this
Amendment No. 4 to the Agreement and Declaration of Trust to be executed by its duly authorized officer as of the day and year first above written.

RMR REAL ESTATE FUND
By:  /s/ Adam D. Portnoy
Adam D. Portnoy
President